

July 17, 2023

James E. Kras
Chief Executive Officer
Edible Garden AG Inc
283 County Road 519
Belvidere, NJ 07823

   Re: Edible Garden AG Inc
     283 County Road 519
     Belvidere, NJ 07823
     File No. 333-273209

Dear James E. Kras:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Margaret Schwartz at 202-551-7153 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Industrial Applications and
       Services

cc: Alexander McClean, Esq.